Exhibit 99.2

2019-03-26

PRESS RELEASE

CFO of Oasmia, Anders Blom has resigned

Yesterday Oasmia received the resignation of the Company’s CFO Anders Blom. The Board and the CEO have decided to appoint, as acting CFO, Joakim Lindén. Joakim Lindén has long experience from transition processes in listed companies in different roles including CFO positions. Anders Blom will remain at Oasmias disposal for the time being since the last day of his employment has not yet been agreed upon.

For further information, please contact:

Mikael Asp, CEO

Tel: +46 18 505 440

E-mail: mikael.asp@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

 This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08:30 CET on March 26, 2019.